SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of July, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - COPA AIRLINES ANNOUNCES ORDER FOR UP TO 21 BOEING NEXT-GENERATION 737-800 AIRPLANES

NEWS RELEASE	CONTACT:	Patricia Roquebert – Panama
(507)304-2672

COPA AIRLINES ANNOUNCES ORDER FOR UP TO 21
BOEING NEXT-GENERATION 737-800 AIRPLANES
Panama-based airline places firm order for 13 airplanes and options for an additional eight

PANAMA CITY, July 16 /PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings, S.A. (NYSE: CPA) and Boeing (NYSE: BA) today announced an order for 13 Boeing 737-800 airplanes.  At Boeing list prices, the new order will represent a total investment of approximately $1 billion (USD).

The total number of Boeing Next-Generation 737s Copa has on firm order now stands at 27.  Delivery of the 13 newly ordered airplanes is scheduled to begin in 2012 and end in 2015, with the eight additional options scheduled for delivery between 2015 and 2017.

These new airplanes will be outfitted with Boeing's signature “Sky Interior” featuring new 787-style modern sculpted sidewalls and window reveals that provide passengers with a greater connection to the flying experience. They will also benefit from performance enhancements expected to result in a two percent reduction in fuel consumption by 2011 through a combination of airframe and engine improvements.

The Next-Generation 737 is the newest and most technologically advanced airplane in its class. It flies higher, faster and farther than previous models and competitors. In addition, its flight deck features the latest liquid-crystal flat-panel displays and is designed to accommodate new communications and flight-management capabilities.

“The Boeing 737s have been a major factor in Copa’s success, providing us with operating and cost efficiencies, and enabling us to offer our passengers world-class service and an extensive route network throughout Latin America,” said Pedro Heilbron, CEO of Copa Airlines.  “This order reaffirms our confidence in our business model and the growth potential of Latin American aviation.”

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Copa announces order for 21 Boeing Next-Generation airplanes/ p. 2

“Copa Airlines continues to be successful in a very challenging economic environment through the use of the Next-Generation 737 latest technology and superior economics,” said Scott Carson, President and CEO of Boeing.

Copa was the first carrier in the Americas to incorporate blended winglets on its 737s. All of its Next-Generation 737s use the distinctive curved wing ends, which improve fuel efficiency and lift while reducing engine wear and carbon dioxide emissions. Copa also was the first in the region to order Next-Generation 737s with the Vertical Situation Display (VSD) system, which enhances safety by providing pilots with an easy-to-understand flight-path view.

About Copa Holdings, S.A.
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers approximately 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines.  Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has direct daily flights to Caracas, Venezuela from Cartagena and Medellin, Colombia.  For more information, visit www.copaair.com.

CPA-G

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 7/16/2009	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO